Exhibit 99.3

Newspaper advertisement convocation AGM 2021

“Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 15, 2021 at 17:30 hrs. CET. In view of the current COVID-19 measures, the meeting will be held entirely virtual. The record date for the meeting is May 18, 2021. The agenda with explanatory notes and the procedure for following the meeting virtually and exercising voting rights by written proxy are available for inspection at the office of the company: Im Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at https://www.affimed.com/investors/. The agenda includes, amongst others, binding nominations for the (re)appointment of Ms. Denise Mueller as managing director and Dr. Ulrich Grau, Dr. Mathieu Simon and Mrs. Uta Kemmerich-Keil as supervisory directors.’’